                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                         Commission File No. 001-06575


                                BRAD RAGAN, INC.
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            (Exact name of registrant as specified in its charter)



        4404-G Stuart Andrew Boulevard, Charlotte, North Carolina 28217
                            Telephone (704) 521-2100
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                    Common Stock, par value $1.00 per share
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           (Title of each class of securities covered by this Form)


                                      None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/*       Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    /X/*

        Approximate number of holders of record as of the certification or notice date: One
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* The Goodyear Tire and Rubber Company, an Ohio corporation, became the owner of all of the outstanding shares of the common stock of Brad Ragan, Inc. on December 23, 1998.



       Pursuant to the requirements of the Securities Exchange Act of 1934, Brad Ragan, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: December 23, 1998              BRAD RAGAN, INC.
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                                      By: /s/ Ronald J. Carr
                                          -------------------------------
                                      Name: Ronald J. Carr
                                      Title: Vice President, Chief Financial
                                             Officer and Secretary